Exhibit 4.2

INDEMNITY AGREEMENT

This Indemnity Agreement made the ● day of ●, 20●

BETWEEN:	BIRKS GROUP INC., a corporation amalgamated under the laws of Canada and having its head office at 1240, Phillips Square, Montreal, (Québec) H3B 3H4 (hereinafter called “Birks”)

AND:	⚫

(hereinafter called “⚫”)

WHEREAS Birks is amalgamated under the laws of Canada;

WHEREAS Birks has requested that ⚫ act as a Director of Birks;

WHEREAS ⚫ has agreed to act as a Director of Birks upon the condition that Birks provide this indemnity;

In consideration of the premises and the mutual covenants herein contained the parties hereto agree as hereinafter set forth:

1.	Indemnification. Birks will indemnify and save harmless ⚫ as follows:

1.1

except in respect to actions by or on behalf of Birks to procure a judgment in its favor, Birks will indemnify ⚫ against any and all costs, charges, expenses, fines, and penalties, including any amounts paid to settle an action or investigative proceeding or satisfy a judgment or investigative determination, which are reasonably incurred by ⚫ in respect of any civil, criminal, or administrative action or proceeding to which ⚫ is made a party by reason of being or having been a Director of Birks provided that:

•

(I) ⚫ acted honestly and in good faith with a view to the best interest of Birks or, as the case may be, to the best interests of the other entity for which (he/she) acted as a director or officer or in a similar capacity at Birks’ request; and

•	(II) in the case of criminal or administrative action or proceeding that is enforced by a monetary penalty, ⚫ had reasonable grounds for believing that her/his conduct was lawful.

INDEMNITY AGREEMENT

1.2

in respect to actions by or on behalf of Birks to procure a judgment in its favor to which ⚫ is made a party by reason of being or having been a Director of Birks, Birks will (to the extent required by law) apply to a court of competent jurisdiction for an order approving the indemnity of ⚫ and subject to such approval when required by law, Birks will indemnify ⚫ respecting any and all costs, charges and expenses reasonably incurred by ⚫ in connection with such action provided ⚫ acted in accordance with paragraphs 1.1(I) and 1.1(II) hereof.

1.3

Birks will indemnify ⚫ against all costs, charges and expenses reasonably incurred by ⚫ in connection with the defense of any civil, criminal, or administrative action or proceeding to which ⚫ is made a party by reason of being or having been a Director of Birks provided that:

•

⚫ acted in accordance with paragraphs 1.1(I) and 1.1(II) hereof with respect to the behavior which is the subject of the action or proceeding and with respect to the conduct of its defense or her/his participation in the proceeding.

2.

Expenses. Birks will advance or pay to ⚫ from time to time, but no more frequently than monthly, the amount required by ⚫, and claimed by ⚫ in order to pay the cost of participation in any action or investigation or like proceeding, including derivative actions. Such amounts shall include sums sufficient to cover all legal fees and expenses incurred or to be incurred by ⚫, on a solicitor to client basis.

When advances are made to cover cost or expenses such shall be reasonable and shall not exceed the foreseeable costs, fees/expenses to cover amounts due during the following month. ⚫ shall repay the moneys if (he/she) did not act in accordance with paragraphs 1.1(I) and 1.1(II) hereof.

3.	Liability Insurance.

3.1

Birks covenants and agrees that, so long as ⚫ shall continue to serve as a director or officer of Birks and thereafter so long as ⚫ shall be subject to any possible proceeding by reason of the fact that ⚫ was a director or officer of Birks, Birks, subject to Section 3.3 of this Agreement, shall promptly obtain and maintain in full force and effect directors’ and officers’ liability insurance (“D&O Insurance”) in reasonable amounts from established and reputable insurers.

3.2

In all policies of D&O Insurance, ⚫ shall be named as an insured in such a manner as to provide ⚫ the same rights and benefits as are accorded to the most favorably insured of Birks’ directors and officers, if ⚫ is a director or officer.

3.3

Notwithstanding the foregoing, Birks shall have no obligation to maintain D&O Insurance if Birks determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided or the coverage provided by such insurance is limited by exclusions so as to provide an insufficient benefit. If Birks determines to discontinue D&O Insurance coverage, Birks shall give prior written notice to ⚫.

INDEMNITY AGREEMENT

4.

Severability. This Agreement is severable and in the event that a part or portion of a provision contained herein is rendered to be void, the remaining part or portion thereof and the remaining provisions of this agreement shall be deemed to be in full force and effect and binding upon the parties hereto.

5.	Non-Exclusivity. The provisions for indemnification and advancement of expenses set forth herein shall not be deemed exclusive of any other rights which ⚫ may have under law.

6.

Subrogation. In the event of payment under this Agreement, Birks shall be subrogated to the extent of such payment to all of the rights of recovery of ⚫, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable Birks effectively to bring suit to enforce such rights.

7.	Resignation. No provision contained in this agreement shall prevent ⚫ from resigning as a Director of Birks.

8.	Governing Law. This agreement shall be interpreted in accordance with the law of the Province of Québec.

9.	Assignment. This agreement shall enure to and be binding upon the parties hereto, and upon their personal representatives, heirs, successors and assigns.

10.	Date. In witness whereof the parties hereto have duly executed this agreement on the day and year first above written.

11.	Language. This agreement has been drawn up in the English language at the express request of the parties.

BIRKS GROUP INC.

per: ___________________________
⚫